Exhibit 99.3

Wi-LAN Inc.

2013 Second Quarter

Condensed Unaudited Consolidated

Financial Results

Interim Report

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Revenue
Royalties	$19,941	$20,791	$38,310	$45,484

Operating expenses
Cost of revenue	22,479	12,861	42,240	24,164
Research and development	2,130	1,980	4,281	4,751
Marketing, general and administration	3,867	3,345	6,796	6,505
Realized foreign exchange loss (gain)	99	(26)	188	(20)
Unrealized foreign exchange loss (gain)	1,167	1,105	2,111	(4,271)
Restructuring charges	-	418	-	418
Total operating expenses	29,742	19,683	55,616	31,547
Earnings (loss) from operations	(9,801)	1,108	(17,306)	13,937
Investment income	188	182	383	904
Interest expense	-	-	-	(1,126)
Debenture financing, net	-	-	-	(31,138)
Loss before income taxes	(9,613)	1,290	(16,923)	(17,423)

Provision for (recovery of) income tax expense
Current	1,293	697	2,594	1,922
Deferred	(3,274)	742	(5,451)	(4,785)
	(1,981)	1,439	(2,857)	(2,863)
Net and comprehensive loss	$(7,632)	$(149)	$(14,066)	$(14,560)

Loss per share (Note 4)
Basic	$(0.06)	$(0.00)	$(0.12)	$(0.12)
Diluted	$(0.06)	$(0.00)	$(0.12)	$(0.12)

Weighted average number of common shares
Basic	121,225,490	121,338,319	121,384,394	121,577,498
Diluted	121,225,490	121,338,319	121,384,394	121,577,498

See accompanying notes to condensed consolidated financial statements

2013 Second Quarter Financial Results	1

Financial statements

Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

	June 30, 2013	December 31, 2012
As at
Current assets
Cash and cash equivalents	$157,817	$175,246
Short-term investments	1,474	1,617
Accounts receivable	5,881	1,139
Prepaid expenses and deposits	1,132	314
	166,304	178,316

Loan receivable	989	911
Furniture and equipment, net	948	1,272
Patents and other intangibles, net	132,151	116,846
Deferred tax asset	26,268	20,817
Goodwill	12,623	12,623
	$339,283	$330,785

Current liabilities
Accounts payable and accrued liabilities	$31,477	$22,406
Current portion of patent and licensing rights finance obligation (Note 5)	16,010	2,547
	47,487	24,953

Patent and licensing rights finance obligation (Note 5)	14,368	2,670
Success fee obligation	8,974	10,900
	70,829	38,523

Commitments and contingencies (Note 7)

Shareholders' equity
Capital stock (Note 4)	429,372	431,067
Additional paid-in capital	12,576	11,074
Accumulated other comprehensive income	16,225	16,225
Deficit	(189,719)	(166,104)
	268,454	292,262
	$339,283	$330,785

See accompanying notes to condensed consolidated financial statements

2013 Second Quarter Financial Results	2

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Cash generated from (used in)
Operations
Net loss	$(7,632)	$(149)	$(14,066)	$(14,560)
Non-cash items
Stock-based compensation	1,168	876	2,139	1,932
Depreciation and amortization	6,516	6,171	13,219	12,337
Foreign exchange loss	671	798	1,252	1,131
Deferred financing costs	-	-	-	1,746
Accretion of debt discount	-	-	-	25,175
Disposal of assets	-	209	-	209
Disposal of patents	-	-	46	-
Deferred income tax recovery	(3,274)	742	(5,451)	(4,785)
Accrued investment income	(39)	-	(79)	-
	(2,590)	8,647	(2,940)	23,185
Change in non-cash working capital balances
Accounts receivable	584	1,680	(4,742)	1,044
Prepaid expenses and deposits	(283)	(553)	(367)	(1,215)
Payments associated with success fee obligation	(659)	(9,745)	(2,172)	(9,745)
Due to related party	-	-	-	(7,102)
Accounts payable and accrued liabilities	5,023	2,542	8,416	2,402
Cash (used in) generated from operations	2,075	2,571	(1,805)	8,569
Financing
Dividends paid	(4,867)	(3,679)	(9,101)	(6,720)
Repayment of convertible debentures	-	-	-	(233,247)
Common shares repurchased under normal course issuer bid	(2,256)	(3,171)	(2,912)	(14,638)
Common shares issued for cash on the exercise of options	117	979	478	1,994
Common shares issued for cash from Employee Share Purchase Plan	102	116	102	116
Cash used in financing	(6,904)	(5,755)	(11,433)	(252,495)
Investing
Sale (purchase) of short-term investments	91	32	143	(38)
Purchase of furniture and equipment	(50)	(222)	(67)	(331)
Purchase of patents and other intangibles	(2,327)	(690)	(3,015)	(1,376)
Cash used in investing	(2,286)	(880)	(2,939)	(1,745)
Foreign exchange gain (loss) on cash held in foreign currency	(671)	(798)	(1,252)	3,056

Net cash and cash equivalents used in the period	(7,786)	(4,862)	(17,429)	(242,615)
Cash and cash equivalents, beginning of period	165,603	194,433	175,246	432,186
Cash and cash equivalents, end of period	$157,817	$189,571	$157,817	$189,571

See accompanying notes to condensed consolidated financial statements

2013 Second Quarter Financial Results	3

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statement of Shareholders' Equity

(Unaudited)

(in thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2011	$436,606	$14,061	$16,225	$(135,736)	$331,156

Comprehensive loss:
Net loss	-	-	-	(14,520)	(14,520)
Shares issued:
Stock-based compensation expense	-	3,894	-	-	3,894
Exercise of stock options	4,592	(1,514)	-	-	3,078
Sale of shares under Employee Share Purchase Plan	231	-	-	-	231
Shares repurchased under normal course issuer bid	(10,362)	(5,367)	-	-	(15,729)
Dividends declared (Note 4)	-	-	-	(15,848)	(15,848)
Balance - December 31, 2012	431,067	11,074	16,225	(166,104)	292,262

Comprehensive loss:
Net loss	-	-	-	(14,066)	(14,066)
Shares issued:
Stock-based compensation expense	-	2,139	-	-	2,139
Exercise of stock options	721	(243)	-	-	478
Sale of shares under Employee Share Purchase Plan	102	-	-	-	102
Shares repurchased under normal course issuer bid (Note 4)	(2,518)	(394)	-	-	(2,912)
Dividends declared (Note 4)	-	-	-	(9,549)	(9,549)
Balance - June 30, 2013	$429,372	$12,576	$16,225	$(189,719)	$268,454

See accompanying notes to condensed consolidated financial statements

2013 Second Quarter Financial Results	4

NOTES

Wi-LAN Inc.
NOTES TO condensed Unaudited CONSOLIDATED FINANCIAL STATEMENTS
Three months ended June 30, 2013 and 2012
(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.	nature of business

Wi-LAN Inc. (“WiLAN” or the “Company”) is an intellectual property licensing company which develops, acquires, and licenses and otherwise enforces a range of patented technologies which are utilized in products in the communications and consumer electronics markets. The Company generates revenue by licensing its patents to companies that sell products utilizing technologies including: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth and V-Chip. The Company also generates revenue by licensing patent portfolios on behalf of third-party patent holders and, if necessary, the enforcement of their patented technologies.

2.	basis of presentation

The condensed unaudited consolidated financial statements of WiLAN include the accounts of WiLAN and its subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim periods. As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012 and the accompanying notes. All inter-company transactions and balances have been eliminated.

3.	Significant accounting policies

These condensed consolidated interim unaudited financial statements have been prepared following the same accounting policies disclosed in Note 2 of the Company’s audited consolidated financial statements and notes for the year ended December 31, 2012.

In February 2013, the Financial Accounting Standards Board (the “FASB”) issued final guidance on the presentation of reclassifications out of other comprehensive income. The amendments require an entity to provide information about the amounts reclassified out of other comprehensive income by component. In addition, an entity is required to present, either on the face of the income statement or in a footnote, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, only if the amount reclassified is required by U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide detail about those amounts. This amendment was effective for interim and fiscal years beginning after December 15, 2012. The amended standard did not impact the Company's financial position or results of operations.

4.	share capital

The Company paid quarterly cash dividends as follows:

	2013		2012
	Per Share	Total	Per Share	Total
1st Quarter	$0.035	$4,234	$0.025	$3,041
2nd Quarter	0.040	4,867	0.030	3,679
	$0.075	$9,101	$0.055	$6,720

2013 Second Quarter Financial Results	5

NOTES

Wi-LAN Inc.
NOTES TO condensed Unaudited CONSOLIDATED FINANCIAL STATEMENTS
Three months ended June 30, 2013 and 2012
(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The Company declared quarterly dividends as follows:

	2013	2012
1st Quarter	$0.040	$0.030
2nd Quarter	0.040	0.030

On March 7, 2013, the Company received regulatory approval to make a normal course issuer bid (“NCIB”) through the facilities of the TSX. Under the NCIB, the Company is permitted to purchase up to 11,846,843 common shares. The NCIB commenced on March 11, 2013 and is expected to be completed on March 10, 2014. The Company repurchased 565,100 common shares under the NCIB during the six months ended June 30, 2013 for a total of $2,912.

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	Three months ended June 30, 2013	Three months ended June 30, 2012	Six months ended June 30, 2013	Six months ended June 30, 2012
Basic weighted average common shares outstanding	121,225,490	121,338,319	121,384,394	121,577,498
Effect of stock options	-	-	-	-
Diluted weighted average common shares outstanding	121,225,490	121,338,319	121,384,394	121,577,498

For the three and six months ended June 30, 2013, the effect of stock options totaling 512,640 and 566,913, respectively were anti-dilutive (three and six months ended June 30, 2012 – 1,167,027 and 1,070,286, respectively).

5.	patent and Licensing Rights finance obligation

During the quarter, the Company acquired the right to license certain patents, the consideration for which is to be fully paid on or before June 18, 2023; however the timing of the payments is subject to the Company entering into certain future license agreements. The Company has set up the liability based on its expected payment schedule using a discount rate of 6.0%.

The current and long term portion of this obligation is $13,402 and $13,017, respectively.

6.	financial instruments

The Company’s loan receivable is a term loan facility which is collateralized by a general security agreement. Management does not expect the borrower to fail to meet its obligations.

As of June 30, 2013, the Company held foreign exchange forward contracts totaling approximately $23,950 which mature at various dates through to January 2014. During the three months ended June 30, 2013, the Company recorded an unrealized foreign exchange loss of approximately $1,077 related to the foreign exchange forward contracts held as at June 30, 2013. The Company uses quoted market prices for similar instruments in an active market and, therefore, the foreign exchange forward contracts are classified as Level 2 in the fair value hierarchy.

Cash and cash equivalents, short-term investments, accounts receivables, accounts payable and accrued liabilities are short term financial instruments whose carrying value approximates their fair value.

The Company considers the rates used to determine the carrying value of the patent and licensing rights finance obligation and loan receivable to be reflective of current rates and therefore their carrying value approximates their fair value.

2013 Second Quarter Financial Results	6

NOTES

Wi-LAN Inc.
NOTES TO condensed Unaudited CONSOLIDATED FINANCIAL STATEMENTS
Three months ended June 30, 2013 and 2012
(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

7.	Commitments and contingencies

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, WiLAN has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position. Management has evaluated the likelihood of an unfavourable outcome and determined that no amount should be accrued with respect to any outstanding matters.

2013 Second Quarter Financial Results	7

Wi-LAN Inc.

11 Holland Avenue, Suite 608

Ottawa, ON Canada

K1Y 4S1

Tel:      1.613.688.4900

Fax:     1.613.688.4894

        www.wilan.com